Exhibit 99.1 - Part II, Item 1 of NL's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1994 (File No. 1-640).



                           PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

    Reference is made to the 1993 Annual Report for descriptions of certain previously-reported legal proceedings.

    Skipworth v. Sherwin Williams Co., et al. In April 1994, the court granted defendants' motion for summary judgment. The plaintiff's time to appeal has not yet expired.

    In May 1994, the court declined to grant summary judgment in the Company's favor in one of the eight pending third-party complaints filed by the Housing Authority of New Orleans ("HANO"), concluding that fact issues remained regarding product identification. Discovery is proceeding.

    EXXON Chemical Company v. NL Industries, Inc.  Mediation is set for May
1994.

    Wagner, et al. v. Anzon and NL Industries, Inc. Trial in this matter has been postponed until September 1994. Defendants have moved for summary judgment against a portion of the class based on the statute of limitations and for decertification of the class.

    United States of America v. Peter Gull and NL Industries, Inc. In April 1994, the court entered judgment against the Company in the amount of $6.4 million, with post-judgment interest thereon accruing. The Company's motion to waive the bond requirement and stay the judgment has been granted pending an appeal. The parties have until June 1994 to appeal the decision.

    Day, et. al v. NLO, Inc., et al. The trial is this matter is set for July 1994.